Via Facsimile and U.S. Mail
Mail Stop 4720

October 23, 2009

H. Craig Dees, Ph.D.
Chief Executive Officer
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, Tennessee 37931

Re: Provectus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 000-09410

Dear Dr. Dees:

We have reviewed your September 22, 2009 response to our September 9, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. In your next response, please include the representations that were requested in our comment letter dated September 9, 2009, signed by an authorized officer of the company (as opposed to your legal counsel).

Form 10-K for the Fiscal Year Ended December 31, 2008

Material Transfer Agreement, page 9

2. We note your response to our prior comment two that you have not received any progress payments under the Material Transfer Agreement with Schering-Plough

Animal Health Corporation. However, we ask that you disclose the aggregate of any potential payments you may be entitled to under this agreement, regardless of any confidential treatment you may have been granted for this agreement. Please disclose these aggregate milestone payments in your next Form 10-Q filing in Item 5, where you have discussed this material agreement in past 10-Q filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 4 – Equity and Debt Transactions, page 7

3. Please refer to prior comment four. You state that all of the warrants are required to be settled either in cash or on a cashless basis. Please clarify whether there are any provisions that would require the Company to cash settle the warrants, and if so, why the warrants were not required to be classified as liabilities even prior to the adoption of EITF 07-5.

4. Please revise your disclosure to include the basis for your conclusion that equity classification of your warrants is appropriate, including your assertion that all of your warrants provide the counterparties the right to purchase a fixed number of shares at a fixed exercise price, and that such terms are not subject to any potential adjustments.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Daniel Greenspan, Special Counsel, at (202) 551-3623 with questions on comment two. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant